Arteris, Inc.

595 Millich Dr. Suite 200

Campbell, CA 95008

November 30, 2022

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jenny O’Shanick

Re:	Arteris, Inc.

Registration Statement on Form S-3

Filed November 9, 2022

File No. 333-268257

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-268257) (the “Registration Statement”) of Arteris, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on December 2, 2022, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Phillip Stoup at (415) 395-8216 or Tess Bloom at (415) 395-8897.

Thank you for your assistance in this matter.

Very truly yours,

Arteris, Inc.

By:	/s/ K. Charles Janac
K. Charles Janac
President and Chief Executive Officer

CC:	Nicholas B. Hawkins, Arteris, Inc.

Jack Sheridan, Latham & Watkins LLP

Page Mailliard, Latham & Watkins LLP

Phillip S. Stoup, Latham & Watkins LLP